sappi                                                             Sappi Limited


DRAFT ANNOUNCEMENT
Embargoed/Not for release in, Japan, France, Canada or Australia

Johannesburg, 29 May 2002.

A SUBSIDIARY OF SAPPI LIMITED TO LAUNCH A US DOLLAR DENOMINATED BOND OFFERING, GUARANTEED BY SAPPI LIMITED

A subsidiary of Sappi Limited, Sappi Papier Holding AG ("SPH"), is planning to launch an inaugural benchmark US dollar denominated bond offering subject to market conditions. The bonds are expected to be fully and unconditionally guaranteed on an unsecured basis by Sappi Limited and Sappi International SA. SPH intends to use the proceeds of the issue to repay borrowings under existing credit facilities and for general corporate purposes.

Application has been made to list the bonds on the Luxembourg Stock Exchange.

END

EMBARGOED/ NOT FOR RELEASE IN JAPAN, FRANCE, CANADA OR AUSTRALIA

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THE COMPANY DOES NOT INTEND TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

THERE SHALL NOT BE ANY OFFER, SOLICITATION OR SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT NOR ANY COPY HEREOF MAY BE TAKEN OR TRANSMITTED INTO JAPAN, FRANCE, CANADA OR AUSTRALIA OR DISTRIBUTED DIRECTLY OR INDIRECTLY IN JAPAN, FRANCE, CANADA OR AUSTRALIA.

Issued by:
Sappi Limited

For further information:
Andre Oberholzer
Corporate Affairs & Communication Manager
Sappi Limited
Tel +27 (0) 11 407 8044
Fax +27 (0) 11 403 8236
Cel +27 (0) 82 906 0638
Andre.oberholzer@za.sappi.com